                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1999

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED]

For the transition period from.......................to.........................
Commission file number..........................................................

A.       Full Title of the Plan and the address of the Plan:

                       BICCGENERAL CABLE INDUSTRIES, INC.
                               401(K) SAVINGS PLAN

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            GENERAL CABLE CORPORATION

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          BICCGENERAL CABLE
                                          INDUSTRIES, INC.
                                          401(K) SAVINGS PLAN


Date: June 29, 2000                       By: /s/ Robert J. Siverd
                                             -----------------------------------
                                          Name:  Robert J. Siverd
                                          Title: Member, Retirement Plan Finance
                                                 Committee

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INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-89629 of General Cable Corporation on Form S-8 of our report dated June 16, 2000, appearing in this Annual Report on Form 11-K of BICCGeneral Cable Industries, Inc. 401(k) Savings Plan for the year ended December 31, 1999.


Deloitte & Touche LLP
Cincinnati, Ohio
June 29, 2000

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                              BICCGENERAL CABLE
                              INDUSTRIES, INC.
                              401(k) SAVINGS PLAN
                              Financial Statements for the Years Ended
                              December 31, 1999 and 1998 and Supplemental
                              Schedule as of December 31, 1999 and
                              Independent Auditors' Report

BICCGENERAL CABLE INDUSTRIES, INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits, December 31, 1999 and 1998                                     2

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1999 and 1998                                                                                    3

   Notes to Financial Statements                                                                                   4

SUPPLEMENTAL SCHEDULE - Schedule of Assets Held for Investment
   (Schedule H, part IV, Line 4i of Form 5500), December 31,1999                                                   9

SUPPLEMENTAL SCHEDULES OMITTED

Supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT


BICCGeneral Cable Industries, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the BICCGeneral Cable Industries, Inc. 401(k) Savings Plan ("the Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP
Cincinnati, Ohio
June 16, 2000

BICCGENERAL CABLE INDUSTRIES, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998

--------------------------------------------------------------------------------

                                             1999           1998

ASSETS:
  Mutual Funds (Notes 1,2)           $138,785,635   $122,175,095
  Loans to participants (Note 1)        9,037,503      7,760,921
  Contributions receivable                 99,316        161,013
                                     ------------   ------------
NET ASSETS AVAILABLE
   FOR BENEFITS                      $147,922,454   $130,097,029
                                     ============   ============

See notes to financial statements

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

BICCGENERAL CABLE INDUSTRIES, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                      1999           1998
INCREASES:
  Contributions (Notes 1,3):
    Employee                                      $  6,004,042   $  6,468,691
    Employer                                         4,513,846      4,874,061
    Forfeiture/Roll-Overs                              266,175        372,551
                                                  ------------   ------------
           Total                                    10,784,063     11,715,303
    Net appreciation on investments (Notes 1,2)     12,700,767      8,126,230
    Interest and dividend income                    10,623,552      7,645,598
                                                  ============   ============
           Total increases                          34,108,382     27,487,131
                                                  ------------   ------------

DECREASES:
  Distributions to participants (Note 3)            16,243,733      8,603,203
  Administrative fees (Note 2)                          39,224         47,058
                                                  ============   ============
           Total decreases                          16,282,957      8,650,261
                                                  ------------   ------------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS       17,825,425     18,836,870

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                130,097,029    111,260,159
                                                  ------------   ------------

  End of year                                     $147,922,454   $130,097,029
                                                  ============   ============

See notes to financial statements.

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


BICCGENERAL CABLE INDUSTRIES, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN:

      GENERAL - The BICCGeneral Cables Industries, Inc. 401(k) Savings Plan (formerly the BICC Cables Corporation 401(k) Savings Plan) (the "Plan") is a voluntary, defined contribution plan which was established by BICC Cables Corporation on July 1, 1985. On April 6, 1999, BICC Cables Corporation entered into an Asset Purchase Agreement ("Agreement") with General Cable Corporation (the "Company") which provided that the Company assume all of the "employee benefit arrangements" as defined in the Agreement maintained by BICC Cables Corporation on May 28, 1999, the Closing Date of the Agreement ("Closing Date"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA).

      The Plan's trustee and recordkeeper is Putnam Investments.

      PARTICIPATION - All employees, except for certain employees covered by union plans, are eligible to participate in the Plan on the date of hire. Participants are eligible for Company matching contributions and Company retirement income contributions on their first day of plan participation. Participants are eligible for Company profit sharing contribution on the first day of the quarter after completing one year of service, only if they remained actively employed on December 31 of the Plan year. Effective upon the Closing Date of the Agreement, participation in the Plan by individuals who remained employees of BICC Cables Corporation on or after the Closing Date was entirely frozen and become 100% vested on June 1, 1999. No further elective pre-tax or after-tax contributions were made by these individuals for any payroll period ending after the Closing Date, and on or after the Closing Date, no Company matching contributions, Company retirement income contributions, or profit sharing contributions were made on behalf of these individuals. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The plan's financial statements are prepared on the accrual basis of accounting.

      INVESTMENTS - Investments are generally valued on the basis of the quoted market value.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and reductions during the reporting period. Actual results could differ from those estimates.

      ADMINISTRATIVE EXPENSES - Nonvested forfeitures are used to pay Plan expenses, including trustee and recordkeeping fees and audit and legal expenses. To the extent that funds are not sufficient to pay Plan expenses, such expenses will be paid directly by the Company.

      INCOME RECOGNITION - Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on investments are calculated on an average cost basis. Interest income is recorded on the accrual basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date, when applicable.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

      RECLASSIFICATIONS - The Plan has adopted Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Disclosure Matters." As a result, reclassification of the prior year financial statements has been made to eliminate the by-fund disclosure for participant-directed investments.

3.    PARTICIPANTS' ACCOUNTS AND BENEFITS

      CONTRIBUTIONS - Participants are entitled to contribute up to 6% of their compensation to the Plan's employee matching account and up to an additional 9% to the Plan's employee retirement income account, the Plan's savings account, or both. However, participant contributions are subject to certain restrictions as determined by the Internal Revenue Service ("IRS").

      The Company can make contributions in the following forms:

      The Company makes a matching contribution on behalf of each participant based upon the first 6% of compensation, as defined, that a participant contributes to the Plan through payroll deductions. The Company's matching contribution percentage was 50% during 1999 and 1998.

      The Company also makes a contribution to the Plan's employee retirement account on behalf of each employee. The contribution level was 4% of each salaried employee's compensation and 3% of each hourly employee's compensation during 1999 and 1998 (up to a maximum of $6,400 per employee).

      The Company may also make a profit sharing contribution based upon current or accumulated profits. The contribution amount, as approved by the Company's Board of Directors, is allocated pro rata to each employee based upon each individual's compensation to total compensation for the group. The Company did not authorize a profit sharing contribution for 1999 or 1998.

      VESTING - Participants or beneficiaries, at all times, have a 100% vested and non-forfeitable interest in their own contributions plus actual earnings thereon.

      Effective June 30, 1999, all employees hired on or before June 30, 1999 were immediately 100% vested in all employer balances and future contributions. For employees hired after June 30, 1999, each employee's interest in the Company contributions vests according to the following schedule:


                                                            % Vested
Completed years of services:
Less than 1                                                       0 %
  1                                                              25 %
  2                                                              50 %
  3                                                              75 %
  4 or more                                                     100 %



      FORFEITURES - If a participant is terminated and not reemployed within six years, the participant's nonvested balances are forfeited. Nonvested balances of terminated employees will be held indefinitely and will be used to pay expenses of the Plan or to reduce employer contributions.

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      DISTRIBUTIONS - When a participant is entitled to a distribution on account of retirement, death, disability or any other termination of employment, such distribution can be made in either a lump sum or installment distribution.

      LOANS - The Plan also has a Loan Fund provision whereby An employee may request a loan from their vested balance in the employee and Company accounts (except savings) if all balances, both vested and nonvested, exceed $2,000. The employee may borrow up to 50% of the vested balance, not to exceed $50,000. The loans bear interest at a rate equal to the prime interest rate for the quarter in which the loan was approved, plus 2%. Loans are subject to approval by the Plan administrator and are repaid through payroll deductions, over a period ranging from 1 to 60 months, except for loans used to purchase a primary residence, which may be repaid over a period of 1 to 10 years.

4.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets.

                                                         DECEMBER 31,
                                                  1999               1998

Vanguard Institutional Index Fund             $28,570,694          26,479,357
Putnam Vista Fund                              20,749,536          15,295,429
Putnam New Opportunities Fund                   9,445,755           3,267,527
Fidelity Equity Income Fund                    18,976,664          20,941,659
Putnam Stable Value Fund                       30,168,147          27,182,562
Putnam Equity Income Fund                      15,234,590          17,815,987



5.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of funds managed by Putnam Investments, trustee, as defined by the Plan. These transactions qualify as party-in-interest. The Plan incurred expenses in 1999 and 1998 from Putnam Investments, which were automatically deducted from the overall assets of the funds and varied according to the fund.

6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon such a termination, or partial termination of the Plan, participants will become 100% vested in their accounts at that date, in cash or in a manner determined by the Plan administrator in accordance with ERISA.

7.    TAX STATUS

      The Plan is intended to qualify under the Internal Revenue Code ("IRC") as exempt from Federal income taxes. The Plan received a favorable determination letter from the IRS dated March 5, 1996, in which the IRS stated that the Plan was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                   * * * * * *

                                      -6-
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BICCGENERAL CABLE INDUSTRIES, INC. 401(k) SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD
FOR INVESTMENT (SCHEDULE H, PART IV, LINE 4i OF FORM 5500), DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                           IDENTITY OF ISSUE/                              FAIR
                                       DESCRIPTION OF INVESTMENT                           VALUE

Vanguard Institutional Index Fund                                                       $ 28,570,694
Franklin Small Cap Growth Fund                                                             4,446,027
Baron Asset Fund                                                                           2,176,253
Loomis Sayles Bond Fund                                                                    1,760,087
George Putnam Fund of Boston                                                               4,438,137
Putnam Vista Fund                                                                         20,749,536
Putnam New Opportunity Fund                                                                9,445,755
Putnam International Growth Fund                                                           2,678,407
Fidelity Equity Income Fund                                                               18,976,664
Putnam Stable Value Fund                                                                  30,168,147
Putnam Equity Income Fund                                                                 15,234,590
Income Fund of America                                                                       141,338
Participant loans (1,583 loans with maturities ranging from
     January, 2000 to September, 2009 and interest rates ranging from 8% to 11%)           9,037,503
                                                                                        ------------
                                                                                        $147,823,138
                                                                                        ============

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